FOR IMMEDIATE RELEASE            Contact: Guy T. Marcus
October 21, 1999                          Vice President-Investor Relations
                                          214/978-2691

                 HALLIBURTON REPORTS 1999 THIRD QUARTER EARNINGS

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) reports today that the company's 1999 third quarter net income was $58 million ($ .13 per share diluted) compared to a loss of $527 million ($1.20 per share diluted) in the 1998 third quarter. The year earlier quarter was impacted by a $722 million ($1.64 per share diluted) after- tax special charge related to the company's merger with Dresser Industries, Inc. and other restructuring activities. Halliburton's consolidated revenues totaled $3.5 billion in the 1999 third quarter, approximately four percent below 1999's second quarter and 16 percent below the year ago quarter. Reduced worldwide spending by energy industry customers, which accounted for approximately 85 percent of Halliburton's 1998 revenues, was the principal factor in reduced revenues and income.
         The Energy Services Group business segment's revenues in the 1999 third quarter were $1.7 billion, somewhat higher than the 1999 second quarter, and was about 21 percent lower compared to the year ago quarter. The Halliburton Energy Services business unit's 1999 third quarter revenues were four percent higher than the preceding quarter, while Landmark Graphics Corporation's revenues were 12 percent higher than the preceding quarter. These improvements, particularly in North America, indicate that customers are beginning to selectively increase spending in response to higher crude oil and natural gas prices which are now increasing cash flows.

                                     -more-

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Halliburton Company                page 2


         The Energy Services Group's operating income was $56 million in the 1999 third quarter, a 15 percent increase compared to the 1999 second quarter but down from $263 million in the year ago quarter.
         The Engineering and Construction Group business segment's revenues of $1.3 billion declined eight percent in the 1999 third quarter compared to last year's quarter, and 1999 third quarter operating income of $41 million compares to the year earlier quarter's $54 million. Declines in revenues and operating income were experienced at the Kellogg Brown & Root business unit, but both revenues and operating income improved at the Brown & Root Services business unit primarily due to increased work under contracts to support U.S. Army activity in the Balkans.
         The Dresser Equipment Group business segment's revenues were $560 million and the operating income was $33 million in the 1999 third quarter. The segment's results were negatively impacted by lower than anticipated financial results at the Dresser-Rand and Ingersoll Dresser Pump joint ventures which contributed approximately $6 million to the segment's operating income for the quarter. Recently Halliburton announced plans to sell its interests in both joint ventures to Ingersoll-Rand Company for cash consideration that will total approximately $1.1 billion. Simultaneous with the closings of these sales, Halliburton will repay the joint ventures approximately $220 million of outstanding advances made to the company. Net of taxes and all related costs, the sales will result in a net cash inflow of approximately $630 million which will be used to repay short-term debt, significantly strengthening Halliburton's balance sheet, and for other general corporate purposes. The transactions are scheduled to be completed on December 30, 1999 and will result in a 1999 fourth quarter after-tax gain of approximately $380 million, or $ .84 per share diluted. Based upon the company's analysis, advice from its independent auditors and consultation with the SEC, Halliburton has concluded that the sale of the joint venture interests will not adversely affect the pooling of interests method of accounting used for the Dresser merger in 1998.

                                     -more-

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Halliburton Company                page 3


         During the 1999 third quarter,  Halliburton Company business units were
awarded  a  number  of  significant   new  contracts  and  were  recognized  for
technological   performance, including the following:

         o Halliburton Energy Services was awarded a contract by Elf Exploration Angola to provide sand control and completion services for its deepwater Girassol oil field located offshore Angola. This solidifies Halliburton's leadership in deepwater completions.

         o Landmark Graphics Corporation signed a major contract with BP Amoco to standardize its drilling, reservoir engineering, geology and geophysics applications utilizing Landmark's extensive integrated and open suite of software applications.

         o        Texaco  awarded  Halliburton  Energy  Services a  contract  to
                  provide  completion  products,   production   enhancement  and
                  screens for a deepwater project offshore Nigeria.

         o Halliburton Energy Services has recently won the $35 million Brunei Shell Petroleum sand control project.

         o Halliburton Energy Services deployed a new, state-of-the-art $35 million vessel (MV Cape Hawk) to Carmen, Mexico to enhance its well stimulation contract with PEMEX.

         o Sperry Sun and Baroid in conjunction with Diamond Offshore Team Solutions, Inc., participated in the successful drilling of the world's deepest water-depth turnkey well, drilled in more than 7,200 feet of water in the Gulf of Mexico.


                                     -more-

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Halliburton Company                page 4

         o Hart's Oil and Gas World magazine awarded Halliburton Energy Services a Certificate of Achievement for new technology. The award recognized Halliburton Energy Services' success in applying the advanced technology of MRIL to propped fracture treatments.

         Dick Cheney, Halliburton Company's chief executive officer, said, "Significantly higher crude oil and natural gas prices have lifted customers' cash flows considerably, and they are now beginning to increase spending in certain geographic areas, particularly in North America. I am optimistic that as our customers' year 2000 spending budgets are finalized, we will see further activity increases throughout the world."
         Cheney continued, "Halliburton's presence in over 120 countries around the world, its leading edge technologies which enable customers to lower costs while improving oil and gas production, and the company's strong engineering and construction backlog position Halliburton well for the expected market growth ahead."
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group and Dresser Equipment Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.
                                       ###

         NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended June 30, 1999 for a more complete discussion of such risk factors.

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


            HALLIBURTON COMPANY
     Consolidated Statements of Income
                (Unaudited)

                                                 Quarter Ended             Nine  Months Ended
                                                  September 30                September 30
                                              ---------------------       ---------------------
                                                1999         1998           1999          1998
                                              --------     --------       --------     --------
                                                  Millions of dollars except per share data
Revenues
  Energy Services Group                       $  1,700     $  2,163       $  5,134     $  6,829
  Engineering and Construction Group             1,273        1,380          4,153        4,165
  Dresser Equipment Group                          560          681          1,840        2,070
                                              ---------    ---------      ---------    ---------
    Total revenues                            $  3,533     $  4,224       $ 11,127     $ 13,064
                                              =========    =========      =========    =========
Operating income
  Energy Services Group                       $     56     $    263       $    162     $    850
  Engineering and Construction Group                41           54            163          187
  Dresser Equipment Group                           33           71            140          187
  Special charges and credits                        -         (945)            47         (945)
  General corporate                                (16)         (20)           (50)         (59)
                                              ---------    ---------      ---------    ---------
    Total operating income (loss)                  114         (577)           462          220

Interest expense                                   (38)         (35)          (108)         (96)
Interest income                                     32            7             70           21
Foreign currency losses, net                        (4)          (8)            (1)         (10)
Other nonoperating, net                             (1)           4            (25)           3
                                              ---------    ---------      ---------    ---------
Income (loss) before income taxes, minority
 interests and change in accounting method         103         (609)           398          138


(Provision) benefit for income taxes               (40)          97           (153)        (184)

Minority interest in net income
  of subsidiaries                                   (5)         (15)           (23)         (35)
                                              ---------    ---------      ---------    ---------
Income (loss) before accounting change              58         (527)           222          (81)

Cumulative effect of change in
 accounting method, net                              -            -            (19)           -
                                              ---------    ---------      ---------    ---------
Net income (loss)                             $     58     $   (527)      $    203     $    (81)
                                              =========    =========      =========    =========
Basic income (loss) per share:
  Before change in accounting method          $   0.13     $  (1.20)      $   0.50     $  (0.18)
  Change in accounting method                        -            -          (0.04)           -
                                              ---------    ---------      ---------    ---------
  Net income (loss)                           $   0.13     $  (1.20)      $   0.46     $  (0.18)
                                              =========    =========      =========    =========
Diluted income (loss) per share:
  Before change in accounting method          $   0.13     $  (1.20)      $   0.50     $  (0.18)
  Change in accounting method                        -            -          (0.04)           -
                                              ---------    ---------      ---------    ---------
  Net income (loss)                           $   0.13     $  (1.20)      $   0.46     $  (0.18)
                                              =========    =========      =========    =========
Basic average common shares outstanding            441          439            440          439

Diluted average common shares outstanding          445          439            443          439



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